Exhibit 99.3

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

REPORT DATED: August 11, 2026

Page | 1

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

Contents

1.	Introduction	3
2.	Business Overview	3
3.	Recent Developments	3
4.	Overall Performance and Discussion of Operations	5
5.	Summary of Quarterly Results	13
6.	Outstanding Share Data	14
7.	Liquidity and Capital Resources	18
8.	Off-Balance Sheet Arrangements	20
9.	Related Party Transactions	20
10.	Proposed Material Transactions	20
11.	Critical Accounting Estimates	21
12.	Changes in Accounting Policies	21
13.	Financial Instruments and Risk Management	21
14.	Disclosure Controls and Procedures and Internal Control over Financial Reporting	21
15.	Risks and Uncertainties	23
16.	Restoration Provision	24
17.	Emerging Market Issuer Disclosure	25
18.	Forward-looking Information	29
19.	General	32
20.	Additional Information	32
21.	Management’s Responsibility for Financial Statements	32
Glossary of Terms		33

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

1.	Introduction

This management’s discussion and analysis (“MD&A”), dated August 11, 2026, provides a review of, and discusses the financial position and results of operations of, Almonty Industries Inc. (Nasdaq: ALM; ASX: AII; Frankfurt: ALI1) (“Almonty” or the “Company”) for the three and six months ended June 30, 2026. It should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company and notes thereto for the three and six months ended June 30, 2026 (the “Q2-2026 Financial Statements”).

A glossary of terms is affixed to the last page of this MD&A. Capitalized terms used but not otherwise defined herein have their respective meanings ascribed thereto in the glossary of terms. All currency figures in this MD&A appear in thousands of Canadian dollars, except per common share amounts, unless otherwise stated.

On July 3, 2025, Almonty effected a share consolidation of its issued and outstanding common shares on the basis of one and a half (1.5) pre-consolidated common shares for one (1) post-consolidated common share (the “Share Consolidation”). Almonty’s common shares commenced trading on a post-consolidation basis on the TSX at the start of trading on July 7, 2025. As a result, Almonty’s issued and outstanding CDIs, common share purchase warrants (“warrants”), CDI options, stock options and restricted share units (“RSUs”) were also consolidated on a 1.5 to 1 basis. All per common share amounts and figures relating to the price and number of common shares reflect the Share Consolidation.

2.	Business Overview

Almonty is a diversified and experienced global producer of tungsten concentrate. The Company is primarily engaged in the development of the Sangdong tungsten mine project (the “Sangdong Mine”) located in Gangwon Province, the Republic of Korea (“Korea” or “South Korea”), and is currently mining, processing and shipping tungsten concentrate from the Panasqueira tin and tungsten mine in Covilha, Castelo Branco, Portugal (the “Panasqueira Mine”). Additionally, the Company is evaluating its molybdenum project with inferred mineral resources on a separate property adjacent to the tungsten orebody at the Sangdong Mine (the “Sangdong Molybdenum Project”) and its Valtreixal tin and tungsten mine project located in Western Spain in the province of Zamora (the “Valtreixal Mine”). The Company also owns the Los Santos tungsten mine located near Salamanca, Spain (the “Los Santos Mine”), which is currently under care and maintenance, and is evaluating its unpatented tungsten mining claims located in Beaverhead County, Montana in the United States which was acquired in late 2025 (the “Gentung Tungsten Project”).

3.	Recent Developments

During the three months ended June 30, 2026:

●	On April 13, 2026, Almonty announced the relocation of its corporate headquarters from Toronto, Ontario, Canada to Dillon, Montana, United States. The relocation of its corporate headquarters reflects Almonty’s continued strategic alignment with the United States and its role in supporting secure, transparent and Western-aligned supply chains for critical materials. The move positions the Company closer to key stakeholders, including U.S. government agencies, defence contractors and industrial partners, while reinforcing its commitment to becoming the leading U.S.-aligned tungsten producer.

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

●	On May 6, 2026, Almonty announced the appointment of Jorge Beristain, CFA, as Chief Financial Officer, effective June 1, 2026. Mr. Beristain’s appointment positions Almonty for its next phase of growth as the Company scales its flagship Sangdong Mine in South Korea and continues to expand its strategic role in the Western tungsten supply chain in the United States, Portugal and Spain. Brian Fox departed from his role as Chief Financial Officer, effective on May 6, 2026. Guillaume Wiesenbach de Lamaziere, the Company’s Chief Development Officer, served as Interim Chief Financial Officer during the period between Mr. Fox’s departure and Mr. Beristain’s start date.

●	On June 9, 2026, Almonty announced the successful closing of its oversubscribed offering of US$800,000,000 aggregate principal amount of 2.25% convertible senior notes due 2031 (the “June 2026 Convertible Senior Notes”), including the exercise in full by the initial purchasers of their option to purchase an additional US$100,000,000 aggregate principal amount of notes.

●	On June 29, 2026, Almonty announced that it had joined the large-cap Russell 1000 Index and the broad-market Russell 3000 Index.

Subsequent to June 30, 2026:

●	On July 14, 2026, Almonty announced that it had entered into an amendment to its long-term offtake agreement with Global Tungsten & Powders LLC, a member of Austria’s Plansee Group, covering tungsten concentrate produced from phase I of the Sangdong Mine. The amendment extends the term of the agreement by six years, increases total contracted volumes by 40% and improves the pricing payable to Almonty on all contracted volumes by approximately 6.3%.

●	On July 15, 2026, Almonty repaid, in full, its EUR14,661 term loan with KfW IPEX-Bank GmbH (“KfW”).

●	On July 15, 2026, Almonty repaid, in full, the EUR14,662 KfW term loan.

●	On July 17, 2026, Almonty announced the voluntarily delisting of its common shares from the Toronto Stock Exchange effective as of the close of trading on July 31, 2026.

●	On July 23, 2026, Almonty announced that it received formal approval from the Australian Securities Exchange to be removed from the official list of ASX with delisting expected to occur on September 1, 2026. The Company’s CDIs will be suspended and cease to trade on the ASX at the close of trading on August 28, 2026.

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

4.	Overall Performance and Discussion of Operations

Financial Information

The following financial information is for the three and six months ended June 30, 2026 and 2025:

	Three months ended		Six months ended
	30-Jun-26	30-Jun-25	30-Jun-26	30-Jun-25
	$’000	$’000	$’000	$’000
Gross revenue	42,989	7,192	68,389	15,100
Mine production costs	16,258	7,581	28,097	14,169
Care and maintenance	309	284	607	564
Depreciation and amortization	319	271	572	559
Income from mining operations	26,103	(944)	39,113	(192)

General and administrative costs	8,858	4,088	15,992	7,494
Non-cash compensation costs	1,119	6,773	4,752	7,624
Loss before the under noted items	16,126	(11,805)	18,369	(15,310)

Interest income	3,823	-	6,169	-
Interest expense	(5,742)	(1,122)	(6,236)	(2,328)
Gain (loss) on valuation of embedded derivative liability	204,407	(6,942)	198,015	(9,851)
Loss on valuation of embedded derivative asset	(30,683)	-	(30,683)	-
Loss on valuation of warrant liabilities	(588)	(38,084)	(2,608)	(63,894)
Foreign exchange gain (loss)	698	314	2,498	(1,414)
Tax provision	(6,244)	(58)	(8,991)	(34)
Net income (loss) for the period	181,797	(58,209)	176,533	(92,831)

Earnings (loss) per share – basic	$0.64	$(0.30)	$0.63	$(0.49)
Earnings (loss) per share – diluted	$0.62	$(0.30)	$0.60	$(0.49)
Dividends	-	-	-	-

Cash flows provided by (used in):
Operating activities			31,606	(14,917)
Investing activities			(36,893)	(14,871)
Financing activities			962,162	49,460

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

The following table sets forth a summary of the Company’s consolidated mine production costs for the periods presented:

	Three months ended		Six months ended
	30-Jun-26	30-Jun-25	30-Jun-26	30-Jun-25
	$’000	$’000	$’000	$’000
Production Costs:
Allocated from (to inventory)	762	(594)	438	(530)
Mining ore costs	5,893	4,828	11,277	9,006
Processing costs	2,534	3,187	4,879	5,385
Selling costs	100	71	177	136
Royalties	6,968	89	11,326	172
Total Production Costs	16,258	7,581	28,097	14,169

The following table sets forth a summary of the Company’s consolidated financial position as of the dates presented:

	30-June-26	31-Dec-25
	$’000	$’000
Cash	1,227,242	268,409
Total assets	1,704,017	589,732
Long-term debt	813,148	162,113
Shareholders’ equity	551,801	357,811

Other
Outstanding common shares (’000)	288,109	262,776
Weighted average outstanding common shares (’000)
Basic	281,737	276,315
Fully-diluted	291,801	276,315

Closing common share price	C$23.46	C$12.07

Analysis of Financial Information

Gross revenue for the three months ended June 30, 2026 was $42,989 ($7,192 for the three months ended June 30, 2025) and $68,389 for the six months ended June 30, 2026 ($15,100 for the six months ended June 30, 2025).

Production at the Panasqueira Mine during the three months ended June 30, 2026 decreased by 20.8% compared to the three months ended June 30, 2025. Production at the Panasqueira Mine decreased 17.6% for the six months ended June 30, 2026 compared to the six months ended June 30, 2025. Decreased overall production at the Panasqueira Mine was a result of a lower amount of ore mined and processed during the three and six months ended June 30, 2026 when compared to the three and six months ended June 30, 2025.

Shipment volumes from the Panasqueira Mine decreased by 17.9% overall in the three months ended June 30, 2026, and 12.0% overall in the six months ended June 30, 2026, when compared to the three and six months ended June 30, 2025.

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

Overall revenue at the Panasqueira Mine increased by $35,797 or 497.7% in the three months ended June 30, 2026, or $53,289 or 352.9% for the six months ended June 30, 2026, when compared to the three and six months ended June 30, 2025 as a result of the significant increase in the selling price of concentrate. As at June 30, 2026, the Company recorded deferred revenue of $Nil (December 31, 2025: $3,071) relating to shipments of concentrate that occurred during the first week of January 2026.

Mine production costs at the Panasqueira Mine for the three months ended June 30, 2026 (including direct mining costs, milling costs, tailings costs and waste rock stripping costs associated with current production) were $16,886 (or 39.3% of revenue), compared to $8,136 for the three months ended June 30, 2025, and $29,276 (or 42.8% of revenue) for the six months ended June 30, 2026, compared to $15,292 for the six months ended June 30, 2025.

The Company carries out a quarterly assessment of its ore and in-process ore and finished goods inventory as well as its stockpiles of long-term tailings inventory to ensure that the carrying value is recorded at the lower of cost and net realizable value. Any adjustments to the carrying value of ore, in-process ore and finished goods inventory are included in cost of goods sold (mine production costs). No write-downs of finished goods inventory were recognized during the three or six months ended June 30, 2026 or June 30, 2025. Any adjustment to long-term tailings inventory that is recognized as an impairment amount is expensed through the statement of operations as an addition to mine production costs. Conversely, any adjustment to long-term tailings inventory that is recognized as a reversal of prior period impairment charges is recorded as a reduction in mine production costs. Reversals may occur in future periods as a result of continued increases in the expected price of an MTU of APT in future periods.

Income (loss) from mining operations during the three months ended June 30, 2026 was $26,103, compared to a loss from mining operations in the three months ended June 30, 2025 of ($944), and income of $39,113 for the six months ended June 30, 2026, compared to a loss of (192) for the six months ended June 30, 2025.

General and administrative costs of $8,858 incurred during the three months ended June 30, 2026, or $15,992 for the six months ended June 30, 2026, were significantly higher than the $4,088 recorded during the three months ended June 30, 2025, or $7,494 for the six months ended June 30, 2025. General and administrative costs include employee salaries and employment-related expenses of all non-mining/processing personnel as well as corporate overhead costs, business development and corporate development costs, listing and transfer agent fees, accounting, legal and other professional fees and travel.

A foreign exchange gain on the revaluation of interest-bearing long-term debt and non-interest-bearing trade payables denominated in United States dollars, and in Euro, of $698 was recorded during the three months ended June 30, 2026, or $2,498 for the six months ended June 30, 2026, due to the appreciation of the Canadian dollar versus the United States dollar and Euro. This compared to a foreign exchange loss of $314 recorded for the three months ended June 30, 2025 or $1,414 for the six months ended June 30, 2025.

A gain on valuation of embedded derivative liabilities of $204,407 was recorded during the three months ended June 30, 2026, or $198,015 for the six months ended June 30, 2026, in conjunction with various convertible debentures, compared to a loss of $6,942 during the three months ended June 30, 2025, or a loss of $9,851 during the six months ended June 30, 2025 (see Note 10 of the Company’s Q2-2026 Financial Statements for further details).

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

A loss on valuation of share purchase warrant (“warrant”) liabilities of $588 was recorded during the three months ended June 30, 2026, or $2,608 for the six months ended June 30, 2026 compared to a loss of (38,084) during the three months ended June 30, 2025 or a loss of ($63,894) for the six months ended June 30, 2025. The Company uses the Black-Scholes Option Pricing Model to measure the fair value of warrant liabilities, wherein the Company’s trading price is the main driver for calculating the resulting amount. The revaluation of this derivative non-cash liability, arising from an increase in the common share price from C$12.07 per common share (on a post-consolidation basis) at December 31, 2025, to C$23.46 per common share (on a post-consolidation basis) at June 30, 2026, resulted in the recognition of a non-cash loss of $2,608 (2025 – loss of $38,084) in the statements of operations and comprehensive loss during the six months ended June 30, 2026. (See the section entitles “Loss on Valuation of Warrant Liabilities” below.)

Net income (loss) for the three months ended June 30, 2026 was $181,797 or $0.64 per common share, or $176,533 or $0.63 per common share for the six months ended June 30, 2026. This compares to net loss of ($58,209), or ($0.30) per common share, for the three months ended June 30, 2025, or ($92,831) or ($0.49) per common share for the six months ended June 30, 2025.

Mineral Projects

Sangdong Mine

The Company is primarily engaged in the development of the Sangdong Mine. The current mine and processing plant construction at the Sangdong Mine (Phase I) began commercial mining in December 2025. The processing plant is in commissioning and ramp-up and is expected to be completed during Q3-2026. Once fully operational, the targeted ore throughput capacity is expected to reach around 640,000 tonnes per year. The Company expects to increase its throughput capacity up to 1.2 million tonnes through the Phase II planned expansion. This expansion is fully permitted under existing Phase I approvals, and during the development of Phase I, some components have been built which may support a higher throughput or expansion. It is expected that, subject to positive operating results from Phase I and prevailing market conditions, Phase II could be completed in 2027, and first ore production under Phase II could commence that same year.

Tungsten Oxide Facility

The Company also intends to develop a nano tungsten oxide downstream processing plant in South Korea, near the Sangdong Mine (the “Tungsten Oxide Facility”), to process the tungsten oxide from the Sangdong Mine and to supply the South Korean battery anode and cathode manufacturing industry, reducing the costs of such processing by avoiding the need to export tungsten oxide outside of South Korea for processing and reimporting it for sale to local customers. To date, the Company has completed a pre-basic engineering study in March 2025 with UTG Universaltechnik GmbH, forming the basis for current design and cost planning. The Tungsten Oxide Facility would be located in Yeongwol County on a greenfield site, secured under a memorandum of understanding with the local government, as announced on July 11, 2024. The Company expects to source feedstock for the Tungsten Oxide Facility from other tungsten producers as well as its existing and future mining operations. This includes the planned Phase II expansion of the Sangdong Mine, which is currently expected to serve as the primary initial source. The Company may also evaluate the use of concentrate from the Panasqueira Mine, whether from current output or potential future expansion, as well as material from other Company-owned assets in Spain or elsewhere, subject to further technical and economic assessment. As of the date hereof, no final sourcing decisions have been made beyond the expected production from the contemplated Phase II expansion of the Sangdong Mine. The plant is expected to process scheelite and wolframite concentrates into high-purity WO₃, with an initial nameplate production capacity of 4,000 tonnes per year. As of the date hereof, the Tungsten Oxide Facility remains in the pre-construction stage and is not yet material to the Company’s current operations. No significant capital expenditure has been incurred to date.

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

Panasqueira Mine

The Company is currently mining, processing and shipping tungsten concentrate from the Panasqueira Mine. The Company is also planning an extension of the Panasqueira Mine, with the potential to extend the life of the mine and significantly increase production capacity. Key objectives of this extension include increased ore throughput and improved average head grade, while continuing to serve customers who rely on the mine’s concentrate.

Between the third quarter of fiscal 2019 and the second quarter of fiscal 2021, management at the Panasqueira Mine determined that it would mine certain ore with a lower grade so as to enable work to be done to ensure that access to ore with the usual higher grade would be accessible in the future. Tungsten recovery rates for the period from January 1, 2025 to June 30, 2026 remained generally stable compared to the corresponding periods in fiscal 2024 and were consistent with the expected average recovery rate for the life of mine, subject to minor deviations observed over the longer term.

Mined grades for the period from January 1, 2025 to June 30, 2026 were generally consistent with the levels achieved under the revised mine plan implemented by Almonty since its acquisition of the Panasqueira Mine in January 2016. Production of by-product metals, namely copper and tin, provided additional revenue streams that supported and improved the cash flow profile of the Panasqueira Mine.

Los Santos Mine

In February 2020, as a result of additional testing work, Almonty placed the Los Santos Mine into care and maintenance. The Company is considering reopening operations in the near future once it has finalized plans to modify the plant’s infrastructure, through an approximately €1 million capital expenditure, which is expected to result in improved recovery rates from the future processing of its tailings inventory.

Valtreixal Mine

The Company is evaluating its Valtreixal Mine, a potential open pit operation located in Western Spain in the province of Zamora. The principal potential products are tungsten and tin.

Gentung Tungsten Project

On November 17, 2025, the Company completed its acquisitions of US Tungsten, Inc., a U.S.-based privately-owned minerals explorer with the exclusive right to explore, develop and mine the Gentung Tungsten Project, and a privately-owned Montana corporation holding a number of assets including, but not limited to, a plant permit, water rights and tungsten mining equipment for use in the processing of tungsten from the Gentung Tungsten Project.

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

The Gentung Tungsten Project is among the most advanced undeveloped tungsten assets in the U.S. and is positioned for near-term production. Significant work was completed by the previous owners of the project over the years to prepare the site for production. The project is located in a historic U.S. tungsten district that once supplied the U.S. national strategic stockpile and offers existing road access and infrastructure, supporting a relatively expeditious path to initial production.

Market for Tungsten Concentrate

The tungsten market is characterized by its critical importance to various high-tech and industrial applications and is deemed a critical material by the European Union, the United States, Australia, Canada, and South Korea due to its supply risks and economic value. The global tungsten market is relatively small in volume but highly concentrated in supply, with China dominating around 80% of the market in 2025 (Source: U.S. Department of the Interior – U.S. Geological Survey, Mineral Commodity Summaries, 2026). This concentration has led to increased market tension and supply chain vulnerabilities, particularly as geopolitical tensions rise and China limits exports of tungsten. The market’s tight supply conditions and the strategic importance of tungsten in critical industries are expected to support sustained price strength over the medium to long term.

APT pricing increased significantly during fiscal 2025 and into mid-2026, with mid-market prices rising from US$330 per MTU in January 2025 to US$3,075 per MTU by the end of June, 2026 ( Source: Metal Bulletin, ammonium para tungstate (APT), European (US$/MTU)).

In February 2025, China implemented export controls on certain rare metal products, including tungsten, contributing to tightening market supply conditions. Around the same time, increased military spending in the United States, Germany, France, Japan, the United Kingdom and among NATO member states has been associated with increased demand for tungsten in defence applications.

Near the end of fiscal 2025 and into the second quarter of fiscal 2026, APT prices increased significantly, with average mid-prices rising from US$862.5 per MTU in early January 2026 to approximately US$3,087 per MTU as at August 7, 2026, based on market quotations. APT prices have shown an upward trend since the fourth quarter of 2024. The upward trend continued into fiscal 2026. There can be no assurance that this pricing trend will continue in the future. See “RISK FACTORS – Financial Risks – Price of Metals” in the Company’s Annual Information Form dated March 18, 2026 for the year ended December 31, 2025 (the “AIF”).

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

The average of the high and low weekly quoted price for European APT according to the Metal Bulletin (“MB”) European weekly quotation for APT (from which Almonty’s concentrate prices are derived by the formulae under its supply agreements) averaged the following:

Three Months Ended	Tungsten APT European Average High-Low		Tungsten APT European Average High-Low
	US $ / MTU	Year Ended	US $ / MTU
31-Dec-19	$242	31-Dec-19	$253
31-Mar-20	$236
30-Jun-20	$224
30-Sep-20	$213
31-Dec-20	$228	31-Dec-20	$225
31-Mar-21	$274
30-Jun-21	$275
30-Sep-21	$306
31-Dec-21	$322	31-Dec-21	$294
31-Mar-22	$340
30-Jun-22	$349
30-Sep-22	$340
31-Dec-22	$323	31-Dec-22	$338
31-Mar-23	$335
30-Jun-23	$328
30-Sep-23	$315
31-Dec-23	$314	31-Dec-23	$323
31-Mar-24	$316
30-Jun-24	$348
30-Sep-24	$335
31-Dec-24	$333	31-Dec-24	$333
31-Mar-25	$360
30-Jun-25	$453
30-Sep-25	$615
31-Dec-25	$863	31-Dec-25	$573
31-Mar-26	$2,975
30-Jun-26	$3,075
7-Aug-26	$3,087

Source: Metal Bulletin, ammonium para tungstate (APT), European (US$/MTU).

Almonty prices its tungsten concentrate product (on volumes of material that are not subject to a fixed-price contract) in relation to the prior month’s average weekly quoted price for APT on the MB European weekly quotation service and the Metal Pages pricing service.

Financings

On July 15, 2025, the Company closed its initial public offering of 20,000,000 common shares in the United States at a price of US$4.50 per common share for gross proceeds of US$90 million and for net proceeds, after deducting underwriting discounts and offering expenses, of approximately US$80.3 million. The , common shares commenced trading on the Nasdaq on July 14, 2025 under the ticker symbol “ALM” (the “Nasdaq IPO”).

On December 10, 2025, the Company closed an additional public offering of 20,700,000 common shares in the United States at a price of US$6.25 per common share for gross proceeds of US$129.375 million and for net proceeds, after deducting underwriting discounts and offering expenses, of approximately US$121.493 million (the “December 2025 Offering”).

On June 9, 2026, the Company successfully closed of its oversubscribed offering of US$800,000,000 June 2026 Convertible Senior Notes, including the exercise in full by the initial purchasers of their option to purchase an additional US$100,000,000 aggregate principal amount of notes.

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

The table below sets out, as at June 30, 2026, the particulars of how the Company is, and has been, using the proceeds, as well as variations, if any, from the Company’s anticipated use of proceeds, from the Company’s prior financings during the Company’s financial year ended December 31, 2025, being the Nasdaq IPO and the December 2025 Offering.

Financing	Anticipated Use of Proceeds	Allocated Proceeds (1)	Actual Use of Proceeds (as at June 30, 2026)	Variation from Anticipated Use of Proceeds	Explanation and Impact
Initial public offering of common shares in the United States for gross proceeds of US$90 million (July 15, 2025)	(I) Development of the Tungsten Oxide Facility	US$68.3 million	US$Nil	The Company has not yet spent the proceeds of the financing.	N/A
	1. Early-stage development activities	US$0.8 million	US$Nil	The Company has not yet spent the proceeds of the financing.	N/A
	2. Development and construction of the Tungsten Oxide Facility	US$67.5 million	US$Nil	The Company has not yet spent the proceeds of the financing.	N/A
	(II) Working capital and general corporate purposes (2)	US$12.0 million	US$12.0 million	N/A	N/A
Offering of common shares in the United States for gross proceeds of US$129.375 million (December 10, 2025)	(I) Exploration and development work at the Gentung Tungsten Project	US$32.1 million	US$1.29 million	US$1.29 million has been spent to date.	N/A
	(II) Expansion work at the Panasqueira Mine	US$32.1 million	US$Nil	The Company has not yet spent the proceeds of the financing.	N/A
	(III) Exploration work at the Sangdong Molybdenum Project	US$32.1 million	US$0.63 million	US$0.63 million has been spent to date.	N/A
	(IV) Working capital and general corporate purposes (2)	US$25.2 million	US$10.04 million	US$10.04 million has been spent to date.	N/A

(1) Represents allocated net proceeds of the financing, after deducting underwriting discounts and offering expenses. Allocations represent the Company’s intentions with respect to its anticipated use of proceeds based on current knowledge, planning and expectations of management of the Company. Actual use of proceeds may differ from the anticipated and/or allocated uses thereof as set forth herein. There may be circumstances where, for sound business reasons, a reallocation of the anticipated and/or allocated use of proceeds may be deemed prudent or necessary. The actual amount that the Company allocates in connection with each of the anticipated uses of proceeds may vary significantly from the amounts specified herein and will depend on a number of factors, including those listed under the heading “Risk Factors” in the AIF and under the heading: “Risks and Uncertainties” in this MD&A.

(2) Funds included in general corporate purposes may be allocated to corporate expenses, business development, potential future acquisitions, debt repayment and to other purposes.

Page | 12

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

5.	Summary of Quarterly Results

	2nd Quarter (2026) (“Q2-2026”)	1st Quarter (2026) (“Q1-2026”)	4th Quarter (2025) (“Q4-2025”)	3rd Quarter (2025) (“Q3-2025”)
Period Ended	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
Total Revenue	42,989	25,400	8,719	8,695
Net income (loss)	181,797	(5,264)	(102,273)	33,191
Basic gain (loss) per common share	$0.64	$(0.02)	$(0.50)	$0.15
Diluted gain (loss) per common share	$0.62	$(0.02)	$(0.50)	$0.13
Total assets	1,704,017	605,621	589,732	433,138
Total long-term debt	813,148	165,332	162,113	197,263
Dividends	-	-	-	-

	2nd Quarter (2025) (“Q2-2025”)	1st Quarter (2025) (“Q1-2025”)	4th Quarter (2024) (“Q4-2024”)	3rd Quarter (2024) (“Q3-2024”)
Period Ended	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024
Total Revenue	7,192	7,908	6,280	6,794
Net income (loss)	(58,209)	(34,622)	(5,404)	(5,319)
Basic loss per common share	$(0.30)	$(0.13)	$(0.02)	$(0.02)
Diluted loss per common share	$(0.30)	$(0.13)	$(0.02)	$(0.02)
Total assets	315,597	279,041	256,349	255,280
Total long-term debt	192,690	171,612	156,901	149,748
Dividends	-	-	-	-

During the quarters discussed below, the Company received planned drawdowns on its US$75,100 project loan facility (the “KfW Facility”) from KfW, the funds from which were used for the development of the Sangdong Mine.

Revenues recorded in Q2-2026 were $42,989 compared to $25,400 in Q1-2026. The Company sold 21.1% fewer MTUs of WO3 in Q2-2026 compared to Q1-2026 as a result of the fact that certain March 2026 shipments were not received by the Company’s customers until April 2026. As a result, $3,442 was included in deferred revenue as at March 31, 2026 and was included in Q2-2026 revenue. The Company also received gross proceeds of US$800,000 in conjunction with the issuance of the June 2026 Convertible Senior Notes and paid US$94,800 for a related capped call transaction.

Revenues recorded in Q1-2026 were $25,400 compared to $8,719 in Q4-2025. The Company sold 43.5% more MTUs of WO3 in Q1-2026 compared to Q4-2025 as a result of the fact that certain December 2025 shipments were not received by the Company’s customers until January 2026. As a result, $3,071 was included in deferred revenue as at December 31, 2025 and was included in Q1-2026 revenue. However, a March 2026 shipment was not received by a customer as at March 31, 2026 and, accordingly, $3,442 was included in deferred revenue as at March 31, 2026. The Company also recorded a non-cash loss on revaluation of warrant liabilities totalling $2,020, as well as a non-cash loss on the revaluation of derivative liabilities totalling $6,392.

Page | 13

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

Revenues recorded in Q4-2025 were $8,719 compared to $8,695 in Q3-2025. The Company sold 26.6% fewer MTUs of WO3 in Q4-2025 compared to Q3-2025 as a result of the fact that certain December 2025 shipments were not received by the Company’s customers until January 2026. As a result, $3,071 was included in deferred revenue as at December 31, 2025 (2024 - $74) and was included in Q12026 revenue. The Company also recorded a gain on revaluation of warrant liabilities totalling $44, as well as a non-cash loss on the revaluation of derivative liabilities totalling $87,269.

Revenues recorded in Q3-2025 were $8,695 compared to $7,192 in Q2-2025. The Company sold 9.6% fewer MTUs of WO3 in Q3-2025 compared to Q2-2025. During Q3-2025, the Company also recorded a gain on revaluation of warrant liabilities totalling $34,513, as well as a non-cash loss on the revaluation of derivative liabilities totalling $288.

Revenues in Q2-2025 were $7,192 compared to $7,908 in Q1-2025. The Company sold 10.5% fewer MTUs of WO3 in Q2-2025 compared to Q1-2025. The production costs increased primarily due to the fact that fewer underground faces were worked on, yielding lower-grade material, as a result of temporarily diverting resources to Level 4 during the quarter. During Q2-2025, the Company also recorded a non-cash loss on revaluation of warrant liabilities totalling $38,084 as well as a non-cash loss on the revaluation of derivative liabilities totalling $6,942.

Revenues in Q1-2025 were $7,908 compared to $6,280 in Q4-2024. The Company sold 24.7% more MTUs of WO3 and produced 15.1% more MTUs of WO3 in Q1-2025 compared to Q4-2024. During Q1-2025, the Company also recorded a non-cash loss on revaluation of warrant liabilities totalling $25,810 as well as a non-cash loss on the revaluation of derivative liabilities totalling $2,909.

Revenues in Q4-2024 were $6,280 compared to $6,794 in Q3-2024. The Company sold 1.0% more MTUs of WO3 at a higher average selling price per MTU and produced 7.3% more MTUs of WO3 in Q4-2024 compared to Q3-2024.

Revenues in Q3-2024 were $6,794 compared to $7,938 in Q2-2024. The Company sold 27.2% fewer MTUs of WO3 and produced 21.4% fewer MTUs of WO3 in Q3-2024 compared to Q2-2024. During Q3-2024, the Company also recorded non-cash losses totalling $1,044 on revaluation of warrant liabilities and derivative liabilities totalling as well as recording $1,464 for share-based compensation expense on granting of stock options.

6.	Outstanding Share Data

Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. As of the date of this MD&A, there were 288,480,750 common shares outstanding (including CDIs), 1,956,326 stock options outstanding, with each option entitling the holder thereof to acquire one common share of Almonty at a weighted average price of $2.34 per common share, and 78,074 warrants (which include CDI options) enabling the holders to acquire one common share (or CDI, as applicable) at a price of $1.71 (or at A$1.875 in the case of CDI options) expiring between January 2028 and February 2028.

As at June 30, 2026, the Company had common shares outstanding as follows:

	Number of Shares	Amount
Authorized – Unlimited number of common shares

Issued and outstanding
Outstanding at December 31, 2024	176,947,216	$146,516
Shares issued for cash, net of issuance costs	49,606,881	285,426
Shares issued for exercise of stock options	8,054,911	6,599
Shares issued for exercise of CDI options	13,931,501	54,325
Shares issued for exercise of warrants	6,321,538	10,037
Shares issued for settlement of RSUs	786,089	2,837
Shares issued for settlement of debt	66,667	90
Shares issued for conversion of debt	5,714,120	49,749
Shares issued on acquisition of 100% of US Tungsten, Inc.	1,347,305	12,463
Outstanding at December 31, 2025	262,776,228	$568,042
Shares issued for exercise of stock options	4,406,180	6,660
Shares issued for exercise of CDI options	1,292,218	6,089
Shares issued for exercise of warrants	3,913,744	5,306
Shares issued for settlement of RSUs	673,024	2,315
Shares issued for conversion of debt	15,047,619	59,377
Outstanding at June 30, 2026	288,109,013	$647,789

Stock Options

The Company’s omnibus equity incentive plan (the “Omnibus Plan”) was approved by the Company’s shareholders at the Company’s Annual and Special Meeting of Shareholders held on April 30, 2025, pursuant to which the Company may grant its directors, officers, employees and consultants stock options to acquire common shares, subject to a 10% insider participation limit and the maximum number of common shares reserved for issuance under the Omnibus Plan.

As of the date of this MD&A, there are 1,956,326 stock options outstanding, all of which were granted under the Omnibus Plan or the Company’s Fourth Amended and Restated Stock Option Plan (which was superseded and replaced by the Omnibus Plan). The Company’s stock options do not include CDI options.

Page | 14

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

As at June 30, 2026, the Company had outstanding stock options, all of which are exercisable, as follows:

Number of Stock Options
Options outstanding at December 31, 2024	14,520,001
Options granted	2,564,663
Options exercised	(8,054,911)
Options forfeited upon cashless exercise	(1,831,775)
Options expired	(66,666)
Options outstanding at December 31, 2025	7,131,312
Options granted	10,000
Options exercised	(4,406,180)
Options forfeited upon cashless exercise	(312,142)
Options outstanding at June 30, 2026	2,422,990

The following table discloses the average exercise price, number of options and contractual life as at June 30, 2026:

Range of Exercise Prices	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.50 - $ 1.85	1,583,324	1,583,324	2.37	$0.99
$ 2.43 - $ 3.86	679,666	581,282	3.74	$3.18
$ 8.93 - $23.69	160,000	160,000	4.44	$9.85
Total Options	2,422,990	2,324,606	2.89	$2.19

Warrants and CDI options

For the year ended December 31, 2025 and the six months ended June 30, 2026, the outstanding warrants and CDI options, all of which are exercisable, are summarized as follows:

	Number of CDI Options	Number of Warrants	Total Number Outstanding
Total outstanding at December 31, 2024	8,075,571	9,751,706	17,827,277
CDI Options and Warrants issued	7,222,222	1,684,666	8,906,888
CDI Options and Warrants exercised	(13,931,501)	(6,321,538)	(20,253,039)
Warrants expired	-	(1,197,090)	(1,197,090)
Total outstanding at December 31, 2025	1,366,292	3,917,744	5,284,036
CDI Options and Warrants exercised	(1,292,218)	(3,913,744)	(5,205,962)
Total outstanding at June 30, 2026	74,074	4,000	78,074

Page | 15

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

The following table discloses the average exercise price, number of CDI options and contractual life as at June 30, 2026:

Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 1.68 (AUD $1.88)	74,074	1.61	$1.68
Total CDI Options	74,074	1.61	$1.68

The following table discloses the average exercise price, number of warrants and contractual life as at June 30, 2026:

Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 1.71 - $ 1.80	4,000	1.59	$1.71
Total Warrants	4,000	1.59	$1.71

Loss on Valuation of Warrant Liabilities

Under International Financial Reporting Standards (“IFRS”), certain warrants are treated as a derivative liability because these were denominated in currencies other than the Company’s functional currency of Canadian dollars and, accordingly, the Company was not able to demonstrate that it met the “fixed for fixed” criterion per IAS 32, Financial Instruments: Presentation (“IAS 32”). As a result, at the balance sheet date, these warrants issued as part of a unit private placement must be recorded at their fair value.

On September 29, 2025, the Company obtained shareholder approval for the amendment to the exercise prices of various CDI options from AUD to CAD, with the effective date being January 2, 2025. No changes were made to the number of instruments, expiry dates, or other terms. As a result of the amendment, the “fixed for fixed” criteria per IAS 32 would be met, therefore certain CDI options were fair valued using the value of the equity instrument at January 2, 2025 as required by IFRS Interpretations Committee Interpretation 19, Extinguishing Financial Liabilities with Equity Instruments and transferred to equity.

The Company uses the Black-Scholes Option Pricing Model to measure the fair value of warrant liabilities, wherein the Company’s trading price is the main driver for calculating the resulting amount. The revaluation of this derivative liability arising from an increase in share price from $12.07 per common share at December 31, 2025, to $23.46 per common share at June 30, 2026, has resulted in the recognition of a loss of $2,608 (2025 – $63,894) in the statement of operations and comprehensive loss for the six months ended June 30, 2026.

Page | 16

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

Changes in the balance of the warrant liabilities for the year ended December 31, 2025 and the six months ended June 30, 2026 are summarized as follows:

	Six Months Ended June 30, 2026	Year Ended December 31, 2025
Balance, beginning of period	$1,938	$5,154
CDI options issued	-	2,500
CDI options exercised	(2,930)	(31,251)
CDI options reclassified to equity	-	(3,802)
Fair value revaluation on exercise of CDI options	1,537	8,336
Fair value revaluation on amendment of exercise price	-	(36,828)
Fair value revaluation on CDI options at end of year	1,071	57,829
Balance, end of period	$1,616	$1,938

The fair value of the warrants outstanding was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	June 30, 2026	December 31, 2025
Stock price	$23.46	$12.07
Exercise price	$1.29	$1.72
Expected life	1.61 yrs	2.07 yrs
Risk-free interest rate	2.74%	2.58%
Expected volatility	97.90%	89.07%
Expected dividends	nil	nil

Restricted Share Units

Restricted share units (“RSUs”) granted to employees under the Company’s restricted share unit plan (the “RSU Plan”, which was superseded and replaced by the Omnibus Plan) or Omnibus Plan vest in accordance with the conditions determined at the time of grant.

Between December 31, 2024 and June 30, 2026, the Company had RSUs outstanding as follows:

Number of RSUs
RSUs outstanding at December 31, 2024	2,566,667
RSUs granted	1,497,195
RSUs settled	(786,089)
RSUs outstanding at December 31, 2025	3,277,773
RSUs granted	259,837
RSUs settled	(673,024)
RSUs outstanding at June 30, 2026	2,864,586

Page | 17

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

During the six months ended June 30, 2026, the Company granted 259,837 RSUs to directors and officers of the Company pursuant to the RSU Plan or the Omnibus Plan. The value of the RSUs granted was based on the value of the underlying shares at the date of issuance. The grant resulted in the recording of share-based compensation of $3,320 during the six months ended June 30, 2026.

Convertible Debentures

Changes in the balances of the convertible debentures for the year ended December 31, 2025 and for the six months ended June 30, 2026 are summarized as follows:

	Six Months Ended June 30, 2026	Year Ended December 31, 2025
Balance, beginning of period	$9,303	$27,872
Debentures converted for shares	-	(19,456)
Debentures revalued, derivative liability component	-	(623)
Interest accrued	37	720
Translation adjustment	49	790
Balance, end of period	$9,389	$9,303

7.	Liquidity and Capital Resources

As at June 30, 2026, the Company held cash and receivables of $1,240,370 (compared to $271,494 as at December 31, 2025) (of which $4,106 ($2,461 as at December 31, 2025) represented cash for use for the development of the Sangdong Mine). Based on the Company’s currently available non-contingent financial resources and its expected rate of cash burn, the Company expects to be able to continue operations for a minimum of 15 months.

Capital Resources

Loan and Credit Facility

KfW Facility Loan

In conjunction with the closing of the KfW Facility in July 2022, and the additional US$20 million loan availability, the Company received the first drawdown of US$12.80 million and a second drawdown of US$4.10 million in August 2022, with a third drawdown of US$9.80 million received during November 2022, a fourth drawdown of US$5.60 million received during April 2023, a fifth drawdown of US$9.80 million received during August 2023, a sixth drawdown of US$13.68 million received in November 2023, a seventh drawdown of US$5.01 million received in July 2024, an eighth drawdown of US$5.63 million received in July 2024, a ninth drawdown of US$0.91 million received in January 2025, a tenth drawdown of US$5.00 million received in February 2025, an eleventh drawdown of US$8.87 million received in April 2025, and a final drawdown of US$6.13 million received in June 2025.

Page | 18

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

KfW Bank Term Loan

On July 15, 2026, the Company repaid, in full, the EUR14,662 KfW bank term loan.

Equity, Options and Other Financings

Issuance of Common Shares

During the year ended December 31, 2025, the Company closed the Nasdaq IPO on July 15, 2025. The net proceeds from the offering, after deducting underwriting discounts and offering expenses, was approximately US$80,300. In addition, during December 2025, the Company closed an additional financing for net proceeds of approximately US$121,493.

Warrants and CDI Options

During the six months ended June 30, 2026, the Company issued 5,205,962 common shares in conjunction with exercise of warrants and CDI options for proceeds totalling $6,420.

Stock Options

During the six months ended June 30, 2026, the Company issued 4,406,180 common shares in conjunction with the exercise of stock options, mainly on a cashless basis, for proceeds totalling $1,678.

Subsequent to June 30, 2026, the Company issued 371,737 common shares in conjunction with the exercise of stock options on a cashless basis.

Long-Term Debt

The Company had $813,148 in long-term debt as at June 30, 2026 ($162,113 as at December 31, 2025), of which $57,576 is the current portion ($27,267 as at December 31, 2025), comprised of the June 2026 Convertible Senior Notes, individual facilities with Spanish-domiciled banks, one facility with an Austrian bank, promissory notes owed to a shareholder, convertible loans owed to a shareholder and drawdowns on the KfW Facility as at June 30, 2026 (See Note 11 of the Company’s Q2-2026 Financial Statements for additional details regarding each component of long-term debt).

Sources of Financing:

On July 15, 2025, the Company received gross proceeds of US$90,000 in conjunction with the completion of the Nasdaq IPO.

During December 2025, the Company received gross proceeds of US$129,375 in conjunction with the completion of an additional equity raise in the U.S.

On June 9, 2026, the Company received gross proceeds of US$800,000 in conjunction with the issuance of 2.25% convertible senior notes.

The Company expects to use the net proceeds of the offerings primarily to fund the development of the Tungsten Oxide Facility, as well as to fund the development of the Sangdong Molybdenum Project, the Gentung Tungsten Project and the Panasqueira Mine Level 4 development and for working capital and other general corporate purposes.

Page | 19

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

Summary of Long-Term Debt

	June 30, 2026	December 31, 2025
Term loans – Euro	$20,044	$25,707
Promissory notes – US$	8,526	8,224
Promissory note	250	250
Convertible senior notes	687,217	-
Convertible debentures	9,389	9,303
Lease liabilities	419	489
Mine construction loan facility	136,369	130,656
	862,214	174,629
Deferred financing costs	(49,066)	(12,516)
	813,148	162,113
Less: current portion	(57,576)	(27,267)
	$755,572	$134,846

Summary of Contractual Obligations

The table below summarizes the Company’s contractual undiscounted cash flow requirements for long-term debt as at June 30, 2026.

Contractual Obligations	Less than 1 year	1-2 years	3-4 years	After 5 years	Total
Debt	82,264	88,005	83,048	1,187,047	1,440,364
Capital Lease Obligations	177	276	9	-	462
Total contractual obligations	82,441	88,281	83,057	1,187,047	1,440,826

8.	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as at the date of this MD&A.

9.	Related Party Transactions

For the six months ended June 30, 2026, the Company paid or accrued compensation to key management personnel, which includes the Company’s chief executive officer (“CEO”), chief financial officer (“CFO”), chief operating officer, chief development officer, and members of the Board of Directors, totalling $6,417 (2025 - $1,683).

10.	Proposed Material Transactions

The Company has not entered into any undisclosed material proposed transactions as at the date of this MD&A.

Page | 20

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

11.	Critical Accounting Estimates

The preparation of Almonty’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated financial statements is described in more detail in Note 2 and Note 11 of the Company’s Q2-2026 Financial Statements.

New and Pending Accounting Standards

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates have now been assessed by the Company and are not expected to have any impact on the Company’s consolidated financial statements. The Company has not early adopted these standards.

12.	Changes in Accounting Policies

There have been no other significant changes in the Company’s accounting policies during the six months ended June 30, 2026, other than the addition of the accounting policy for derivative assets (see Note 3 of the Company’s Q2-2026 Financial Statements).

13.	Financial Instruments and Risk Management

The Company’s principal financial instruments comprise cash deposits and long-term debt.

The main purpose of these instruments is to provide cash flow funding for the operations of Almonty and its subsidiaries.

The main risks arising from the Company’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk, which are described in Section 15 of this MD&A.

14.	Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DC&P”) as well as its internal control over financial reporting (“ICFR”), as those terms are defined in NI 52-109.

The CEO and the CFO have designed DC&P, or caused them to be designed under their supervision, to provide reasonable assurance that:

●	material information relating to the Company is made known to them by others, particularly during the period in which the interim filings are being prepared; and

·●	information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Page | 21

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

As of June 30, 2026, the Company’s management, including the CEO and CFO, evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on this evaluation, management concluded that the Company’s disclosure controls and procedures were not effective as of June 30, 2026, due to the continuing impact of previously identified material weakness in ICFR, as described below under Internal Control over Financial Reporting.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published. Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Internal Controls over Financial Reporting

The CEO and CFO have also designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As of June 30, 2026, management, including the CEO and CFO, also evaluated the effectiveness of the Company’s ICFR based upon the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In its assessment of the effectiveness of ICFR as of June 30, 2026, the Company determined it had ineffective design and implementation of internal controls over the financial statement close and related disclosure processes, including segregation of duties within transaction processing and control over system data integrity. The cumulative impact of such deficiencies increases the reliance on management review procedures which may not be designed at a level of precision to detect material misstatements regarding assertions about the completeness, existence, and accuracy of the financial information.

Remediation Plan

During fiscal 2025 and the six months ended June 30, 2026, the Company continued to implement measures to strengthen its internal control environment, including increased segregation of duties within the financial reporting and close process. These measures also included the ongoing expansion of the Company’s internal accounting and financial reporting team, and the engagement of an external firm to assist management with ongoing assessments of the design and operating effectiveness of ICFR. This assessment remains in progress as of the date of this MD&A. Management expects the assessment to be substantially completed in the third quarter of 2026 with any existing material weaknesses subsequently addressed by management to further strengthen the Company’s ICFR.

Page | 22

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

While these initiatives represent meaningful progress toward remediation of control weaknesses, management has determined that additional work remains to be completed during 2026, including increased scope of ICFR effectiveness testing to fully document and assess the impact of ongoing control remediation with respect to segregation of duties and information technology general controls.

In light of the aforementioned material weakness, management, with the assistance of an external firm, continues to assess ICFR effectiveness and work to address material weaknesses and deficiencies as necessary. While remediation efforts are ongoing, management continues to monitor and enhance internal processes and controls designed to ensure the reliability of the Company’s financial reporting. Accordingly, management has conducted a thorough review of all significant or non-routine adjustments for the six months ended June 30, 2026. As a result of this review, management believes that there were no material inaccuracies or omissions of material fact and, to the best of its knowledge, believes that the consolidated financial statements for the six months ended June 30, 2026 fairly present in all material respects the financial condition and results of operations for the Company in conformity with International Financial Reporting Standards.

Other than the measures noted above, there have been no changes in the Company’s ICFR that occurred during the six months ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Please also refer to the section entitled “Risk Factors – Financial Risks – Weaknesses in Disclosure Control and Procedures and Financial Disclosure” in the AIF for a discussion of the limitations of DC&P and ICFR and efforts by management to improve DC&P and ICFR (including with respect to the material weakness in ICFR for past financial years) and the section of this MD&A entitled “Emerging Market Issuer Disclosure” for a discussion of how the Company’s operations in South Korea impacted the design of ICFR.

15.	Risks and Uncertainties

The Company operates in the mining industry, which presents a variety of risks and uncertainties, many of which could materially and adversely affect the Company’s business, financial condition and results of operations and could cause actual events to differ materially from those described in the Company’s forward-looking statements. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated.

A discussion and description of certain risks and uncertainties related to the Company and its activities is set out below and in the section entitled “Risk Factors” in the Company’s AIF, which is available on the Company’s website at www.almonty.com and on SEDAR+ at www.sedarplus.ca under the Company’s profile. The sections entitled “RISK FACTORS” in the AIF and the section entitled “Risks and Uncertainties” in the Company’s management’s discussion and analysis dated May 11, 2026 for the three months ended March 31, 2026 and 2025 (the “Q1 MD&A”) are incorporated by reference into this MD&A.

Page | 23

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

The Company’s view of risks and uncertainties that could affect the Company is not static. Readers are cautioned that there can be no assurance that all risks and uncertainties with respect to the Company, at any point in time, can be accurately identified, assessed as to significance or impact, managed or effectively controlled, or mitigated. There can be additional new or elevated risks or uncertainties with respect to the Company that are not described herein or in the AIF.

16.	Restoration Provision

Included in other long-term liabilities are provisions for the future restoration of the Company’s mining properties, in accordance with local requirements, as follows:

Balance at December 31, 2024	$24,291
Revisions in estimated cash flows and changes in assumptions	(3,884)
Acquisitions	250
Accretion expense	402
Translation adjustment	1,595
Balance, at December 31, 2025	$22,654
Revisions in estimated cash flows and changes in assumptions	179
Accretion expense	310
Translation adjustment	35
Balance, at June 30, 2026	$23,178

As at June 30, 2026, there is a restoration provision of $18,483 (December 31, 2025 - $18,026) with respect to the Panasqueira Mine, representing management’s estimate of the present value of the rehabilitation costs relating to the mine site totalling $41,899 (€26,070) and are to be incurred after the mine ceases production subsequent to 2045. Beralt Tin & Wolfram (Portugal), S.A., an indirect wholly-owned subsidiary of the Company, which owns 100% of the various rights and interests comprising the Panasqueira Mine and operates the mine, has assumed an inflation rate of 2.0% per year in calculating its estimates and a discount rate of 3.48%.

There is a restoration provision of $949 (December 31, 2025 - $942) with respect to the future obligation of Daytal Resources Spain, S.L. (“Daytal”), an indirect wholly-owned subsidiary of the Company, which owns a 100% interest in the Los Santos Mine, to restore and reclaim the Los Santos Mine once it has ceased the processing of tungsten from the Los Santos Mine. The restoration provision represents management’s estimate of the present value of the rehabilitation costs relating to the mine site totalling $1,282 and are to be incurred beginning in 2027 after Daytal ceases processing operations. Daytal has used a 5.5% discount rate and assumes an inflation rate of 2.0% per year in calculating its estimates. The Company has filed, and is awaiting final approval of its mine plan and restoration provision by the relevant authorities in Spain. Banco Popular has posted a bank warranty of $289 (€180) on behalf of Daytal with the Region of Castilla y Leon, Trade and Industry Department as a form of deposit to cover the expected costs of restoring the mining property as required by Daytal’s Environmental Impact Statement that forms a part of its mining and exploitation license on the Los Santos Mine.

Page | 24

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

There is a restoration provision of $3,496 (December 31, 2025 - $3,436) with respect to the Sangdong Mine. The provision was determined based on a levy imposed by the relevant local government authority.

There is a restoration provision of $250 (December 31, 2025 – $250) with respect to the Gentung Tungsten Project. The provision represents management’s estimate of the present value of the rehabilitation costs relating to the property.

17.	Emerging Market Issuer Disclosure

Asset Verification

The Company’s title to the Sangdong Mine is held through its indirect wholly-owned subsidiary, Almonty Korea Tungsten Corporation (“AKTC”), which holds the relevant mining rights and permits as required under the laws of Korea.

The Company is satisfied as to its ownership of its property interests in the Sangdong Mine through: (a) the receipt and review of title opinion dated December 10, 2025 regarding the Company’s mineral rights to the mine provided by the Company’s Korean legal counsel, which is a law firm recognized as having expertise in energy and natural resources law matters; (b) searches conducted in the mining registry of the relevant Korean government authorities, in which all applications, grants, transfers and assignments of exploration permits, mining concessions and other evidence of mineral rights to conduct exploration and mining activities are registered and recorded; (c) correspondence with the relevant authorities pursuant to which exploration and mining plans, as well as detailed reports of work performed and geological and technological studies, are required to be submitted; and (d) review, negotiation and execution of various agreements relating to the acquisition or transfer of certain mining titles. As of the date of this report, the Company has obtained and maintains all material title opinions and supporting documentation in respect of the mineral rights of the Sangdong Mine.

AKTC holds exclusive real property rights over the Sangdong Mine during the validity period of its mining rights (excavation rights). However, if the Minister of Trade, Industry and Energy (the “Minister”) deems the mining operation to be detrimental to the public interest or interfering with projects of national importance, the Minister has the power to revoke the mining rights or order a reduction of the mining area in accordance with Article 34 of the Mining Industry Act.

Legal Right to Conduct Operations

Korea has an established Mining Industry Act which defines the mining rights guaranteed by the government of Korea. As a result, the Company and other foreign mining companies are generally able to operate predictably and stably in that country.

Except for relatively small areas in the south in the main river valley and a few small areas of vegetable farms, the Sangdong Mine is on government land. On government (i.e., non-private) land, an environmental security bond must be lodged. On private land, access must be negotiated with the individual landowner(s). In the case of mining, there is no formal mediated process for land disturbance, and the purchase or lease of the surface rights would have to be negotiated with the landowner(s).

Page | 25

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

AKTC has obtained all permits required for the conduct of its business as presently conducted, including the grant of the extraction right and authorization of extraction plan by the Ministry of Economy and Finance of Korea in relation to the Sangdong Mine. AKTC holds, or may be required to obtain in the future, certain customary or routine permits, licenses, or other regulatory approvals in the ordinary course of its operations.

The Company has retained reputable legal counsel in Korea to provide necessary or prudent advice, guidance and/or opinions relating to the Company, including as to the Company’s (and its subsidiaries’) legal right to conduct business in Korea.

The Company is not aware of, and has not received notice of, any non-compliance with any requirements with respect to permits, licenses or other regulatory approvals required to carry on its business in Korea as currently conducted. Further, the Company is not aware of any material restrictions against foreign investment in Korean companies, nor any material legal requirements imposed on foreign ownership of Korean mining companies. To the best knowledge of the Company, the Company and AKTC are in compliance with all foreign investment regulations in Korea.

Foreign Operating Entity

The Company has incorporated and maintains subsidiaries as they are relevant to the jurisdictions in which the Company undertakes its operations and enables the Company’s compliance with its corporate and commercial obligations within each of the legal frameworks of those countries. The Company maintains the subsidiaries as separate operating entities to limit the Company’s liability for its operations and business across multiple jurisdictions, to diversify risk and to allow for increased efficiencies. The Company has implemented a system of corporate governance, ICFR and DC&P that apply at all levels of the Company and its subsidiaries. These systems are overseen by the Board of Directors and implemented by the Company’s senior management.

The Company’s corporate structure has been designed to ensure that the Company controls, or has a measure of direct oversight over, the operations of its subsidiaries. Almonty owns a 100% indirect ownership interest in the Sangdong Mine through its subsidiaries. Almonty’s interest in the Sangdong Mine is held by AKTC, which owns a 100% direct interest in the Sangdong Mine. AKTC is a wholly-owned direct subsidiary of Woulfe Mining Corp., itself a wholly-owned direct subsidiary of Almonty.

The Company, as the direct or indirect controlling shareholder of its subsidiaries, has visibility into and effective control of the operations and assets of its subsidiaries. For example, the Company, directly or indirectly, has the power to appoint and dismiss any of its subsidiaries’ directors at any time. The directors of each subsidiary then have the power to appoint and dismiss such subsidiaries’ officers at any time, give instructions to such officers, and require such officers to comply with their fiduciary and other obligations. As the direct or indirect controlling shareholder of its subsidiaries, the Company’s approval will be required for any fundamental changes requiring shareholder approval. The Company, as shareholder, can also enforce its rights by way of various shareholder remedies available to it under local laws. In addition, as the direct or indirect controlling shareholder of its subsidiaries, the Company is able to cause each subsidiary to transfer funds, by way of dividend, capital reduction or other right as a shareholder under the applicable law, to the Company to fund the expenses of the Company, including the salary of its officers, director fees, legal fees or the costs of any investigation that the Board of Directors or the Audit Committee (as defined herein) may need to undertake in order to comply with their fiduciary obligations to the Company.

Page | 26

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

The current members of the board of directors of AKTC are Antonio Correa de Sa, Daniel D’Amato and Lewis Black, and the representative director of AKTC is Lewis Black. Pursuant to the Articles of Incorporation of AKTC, the term of office of a director shall be three years; provided, however, that such term shall be extended until the conclusion of the ordinary general meeting of shareholders for the final settlement of accounts within the term. According to Article 385 of the Korean Commercial Code, a director may be removed at any time by a resolution of the general meeting of shareholders passed by the affirmative votes of not less than two-thirds of the voting rights of the shareholders present and not less than one-third of the total number of issued shares. However, if the director is removed before the expiration of his or her term without just cause, the director may claim compensation for damages resulting from such dismissal against AKTC. In the case of removing a representative director while retaining his or her position as a director, as AKTC’s Articles of Incorporation stipulate that the representative director be appointed by a resolution of the general meeting of shareholders, with the approval of a majority of the shareholders present and at least one-quarter of the total issued shares, the removal and replacement of a representative director may also be carried out according to the same procedure, and Article 385 of the Korean Commercial Code would not apply.

The Company’s books and records are located at the principal office of the Company. The minute books, corporate seal (if applicable) and records of AKTC are held in Seoul, Korea. There are no restrictions on the Board of Directors from accessing the books and records of the Company.

The Company confirms that there are no material agreements that involve AKTC that have not been identified as a material contract of the Company and that could reasonably be considered a material contract if the Company itself were a party to the agreement. A “material change” in the business, operations or capital of AKTC would be regarded as a material change for the Company.

Shareholder Rights

The Company is a corporation existing under the Canada Business Corporations Act (the “CBCA”) and is a reporting issuer in the provinces of Ontario, Alberta and British Columbia. Shareholders of the Company have all rights and remedies available to them under the CBCA and applicable securities laws.

The fact that the Sangdong Mine is located in Korea and that title to the mine is held by AKTC, which is incorporated under Korean law, does not affect a shareholder’s ability to exercise statutory rights and remedies against the Company under applicable securities laws. However, the enforcement of a judgment obtained in a Canadian court could be adversely affected by the fact that certain of the Company’s assets are located outside of Canada, including the Sangdong Mine. Further, certain directors and officers are resident outside of Canada. The enforcement of judgments obtained in a Canadian court against such directors or officers of the Company may be adversely affected by the fact that they reside outside of Canada.

Page | 27

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

Management Experience in Foreign Jurisdiction

The Board of Directors and officers of Almonty have some but generally limited experience conducting business in Korea.

For directors and officers with limited experience conducting business in Korea, in order to facilitate such individuals familiarizing themselves with: (i) the laws and legal/operational requirements of Korea; (ii) the role the government of Korea has in the Company’s Korean operations; and (iii) the local business culture and practices in Korea, including differences in banking systems and controls as between Korea and the jurisdiction(s) they are familiar with, the Company has taken the following measures:

●	the Company has facilitated visits of such individuals to Korea as well as the material projects of the Company;

●	the Company has engaged English-speaking local legal counsel in Korea;

●	there is active communication among and between directors and officers with experience conducting business in Korea and those with more limited experience in Korea; and

●	regular updates on current events and business in Korea are shared among directors and officers.

Of the current members of the Board of Directors, a majority have visited Korea and the Sangdong Mine. The members of the Board of Directors receive regular updates regarding the Company’s operations in Korea and are able to discuss with local management in Korea on a regular basis via teleconference/telephone.

Internal Controls over Financial Reporting

The Company maintains ICFR with respect to its operations in emerging jurisdictions by taking various measures. Certain of the Company’s key employees have the relevant language proficiency (Korean in Korea), local cultural understanding, and relevant work experience in each of the Company’s operating jurisdictions, which facilitates better understanding and oversight of the Company’s operations in the foreign jurisdictions in the context of internal controls over financial reporting.

Differences in banking systems and controls between Canada and Korea are addressed by having stringent controls over cash in all locations, especially over access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations in Korea on a regular basis, and the segregation of duties.

The difference in cultures and practices between Canada and Korea is addressed by employing competent staff in Canada and Korea who are familiar with the local laws, business culture, and standard practices, have local language proficiency, are experienced in working in the jurisdiction and in dealing with the relevant governmental authorities, and have experience and knowledge of the local banking systems and treasury requirements.

Page | 28

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

The foreign subsidiaries also have established practices, protocols, and routines in place for the distribution of their excess cash to the Company. Furthermore, the opening and closing of bank accounts in the name of a foreign subsidiary is controlled, overseen, and approved by the Company.

The Company will ensure the flow of funds between Canada and South Korea functions as intended by:

●	controlling the Company’s treasury management and control over bank accounts;

●	appointing common directors and/or officers of the Company and the foreign subsidiary;

●	closely monitoring the finance departments in Korea; and

●	by regular personal visits by the CEO, CFO, other key executives and members of the Board of Directors to Korea.

18.	Forward-looking Information

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements.

Readers are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: demand for tungsten; tungsten prices; tungsten recovery and production; reductions in operating and unit production costs; currency and interest rate fluctuations; expectations regarding impairments of the Company’s mineral properties; improvements in efficiencies; future remediation and reclamation activities; expectations regarding the further exploration, development and life of mine of the Company’s mineral projects, including the Sangdong Mine, the Panasqueira Mine and the Gentung Tungsten Project; plans and expectations regarding the Company’s mineral projects, including the re-opening of the Los Santos Mine, the potential of the Sangdong Molybdenum Project, the potential production profile of the Gentung Tungsten Project and the development of and production at the Gentung Tungsten Project; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the timing of activities; the amount of estimated revenues and expenses; the anticipated and/or allocated use of proceeds from financing transactions; the success of exploration activities; permitting timelines; the success of mine development and construction activities; the success of future mine operations; the success of other future business operations; litigation risks; changes to governmental laws and regulations; the expected contribution of Mr. Beristain as Chief Financial Officer to the next phase of the Company’s growth; and requirements for additional capital and sources and uses of funds; and the ASX delisting.

Page | 29

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation: the absence of material adverse changes in the Company’s industry or the global economy including interest rate fluctuations, inflationary pressures, supply chain disruptions, and commodity market volatility; trends in the Company’s industry and markets, including the competitive environment; the ability of the Company to maintain its interests in its mineral projects, including with respect to title, access, and permitting matters; the Company’s ability to manage risks normally incidental to the exploration, development and operation of mineral properties; the performance and results of Phase I operations at the Sangdong Mine; the Company’s ability to proceed with Phase II expansion of the Sangdong Mine; the Company’s ability to maintain good business relationships with key stakeholders, including customers, suppliers, lenders, regulators, and local communities; the Company’s ability to manage its growth effectively, both organically and through acquisitions; the Company’s ability to effectively integrate acquisitions and realize anticipated benefits; the Company’s ability to manage potential uncertainties in the interpretation of geological data, drill results and market data, including data related to pricing trends, demand forecasts, and competitive positioning; the Company’s ability to manage the possibility that future exploration, development or mining results may not be consistent with its expectations; the accuracy of the Company’s mineral resource and reserve estimates and their underlying assumptions, including with respect to cut-off grades, recovery rates, and long-term commodity prices; the adequacy and availability of infrastructure (including power, water, roads, and processing capacity) at or near the mineral properties; the timely receipt and maintenance of necessary governmental and third-party approvals, permits, licenses, authorizations and regulatory compliance obligations; the Company’s ability to comply with current and future environmental, health and safety, and other regulatory requirements and to timely obtain and maintain required regulatory approvals, licenses and permits; the Company’s expectation that its operations will not be significantly disrupted as a result of political instability, pandemics and communicable diseases, nationalization, terrorism, sabotage, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks; the Company’s ability to execute construction and development activities on schedule and within budget; the Company’s ability to recruit, retain and engage qualified personnel and contractors in all required jurisdictions; the expected contribution of Mr. Beristain as Chief Financial Officer for the next phase of the Company’s growth; the Company’s ability to raise sufficient debt or equity financing to support its continued growth; the Company’s ability to continue to have sufficient working capital to fund its operations; the performance of counterparties under offtake agreements, supply arrangements, financing agreements, and other material contracts; that input costs, including energy, labour, equipment, and materials, will not increase materially beyond current expectations; that the price of tungsten and other metals and commodities will not decline significantly or for a protracted period of time; that the global financial markets and general economic conditions (including trade and monetary policies, currency exchange rates and rates of inflation) will be stable and conducive to business in the future; the Company’s ability to maintain the security and integrity of its information technology systems and mitigate the impact of any potential cybersecurity threats; and the Company’s ability to meet increasing expectations regarding environmental, social and governance matters from regulators, investors, and other stakeholders.

Page | 30

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation: the negative cash flow from the Company’s operations; the adequacy of the Company’s disclosure control and procedures and internal controls over financial reporting; the price of metals; the Company’s economic dependency on few customers; fluctuation in foreign currency; fluctuation in interest rates; inflation; tax-related risks; the risk of default under any of the Company’s credit agreements; future financing; the Company’s liquidity and level of indebtedness; risks associated with the Company’s business being carried on through foreign subsidiaries; credit risk; the Company’s ability to continue as a going concern; risks relating to the development of the Sangdong Mine, including risks relating to the start-up of commercial production, commissioning, ramp-up and process performance risk, financing risk, construction risks, risk relating to the offtake agreements for the Sangdong Mine, availability of infrastructure and skilled labour, and risks related to the implementation of technological innovations at the Sangdong Mine; risks relating to the Tungsten Oxide Facility, including project financing and capital cost overrun risk, execution and construction risk, and permitting and regulatory risk; the Company’s production; the Company’s mineral reserve and mineral resource estimates; the Company’s dependence on key personnel; the Company’s competition; trade risks and supply chain disruptions (including as a result of geopolitical tensions); the cost of raw materials; energy supply and power grid reliability; water supply and management; infrastructure and operational risks; the Company’s impairment of assets; risks related to property title; laws and regulations; licenses and permits; mining risks and insurance limitations; legal systems; mineral reserve and mineral resource depletion; risks related to underground stope stability; reputational risks; geopolitical risks in key operating regions; public allegations, regulatory investigations, or litigation; capital market structure and dilution risk; environmental and global climate change risks; risks related to costs of land reclamation; technological obsolescence; management of growth; cybersecurity and data protection; opposition to mining; costs and compliance risks as a result of being a public company; acquisitions and synergies; anti-corruption and anti-bribery laws; Canada’s Extractive Sector Transparency Measures Act; health and pandemic risks; and risks related to the Company’s proposed redomiciling to the United States, including disruptions to the Company’s business, Canadian corporate tax risk.

Any of these risks could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Readers should consider reviewing the detailed risk discussion under the heading “RISK FACTORS” of the AIF and under the heading “Risks and Uncertainties” of the Q1 MD&A for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations and that could cause the Company’s actual results, performance or achievements to be materially different from any anticipated results, performance or achievements expressed or implied by forward-looking statements.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

Page | 31

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS MD&A REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS MD&A AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

19.	General

The Company’s management is responsible for the preparation of the Company’s unaudited interim condensed consolidated financial statements as well as other information contained in this MD&A. The Board of Directors is required to ensure that management assumes its responsibility in regard to the preparation of the Company’s financial statements. To facilitate this process, the Board of Directors has created an audit and risk management committee (the “Audit Committee”). The Audit Committee met with members of the management team to discuss the operating results and the financial results of the Company, before making their recommendations and submitting the Q2-2026 Financial Statements and MD&A to the Board of Directors for review and approval. Following the recommendation of the Audit Committee, the Board of Directors approved the Q2-2026 Financial Statements and this MD&A on August 11, 2026.

The Q2-2026 Financial Statements have been prepared in accordance with IFRS.

Adam Wheeler, B.Sc, M.Sc, C. Eng., an independent qualified person pursuant to NI 43-101 and a competent person under the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2012), reviewed, prepared or supervised the preparation of, and approved, the information upon which the scientific and technical information relating to the Company’s mineral properties contained in this MD&A is based.

For the purposes of the ASX Listing Rules, production targets for the Sangdong Mine contained in this MD&A were reported in accordance with ASX Listing Rule 5.16 on July 11, 2025. The Company confirms that, as of the date of this MD&A, it is not aware of any new information or data that materially affects the information included in the announcement and that all material assumptions and technical parameters underpinning the estimates in the announcement continue to apply and have not materially changed. The Company confirms that, as of the date of this MD&A, the form and context in which the competent person’s findings are presented have not been materially modified from the original market announcement.

20.	Additional Information

Additional information relating to the Company, including the audited annual consolidated financial statements of the Company and notes thereto for the year ended December 31, 2025 and the AIF, is available on the Company’s website at www.almonty.com and on SEDAR+ at www.sedarplus.ca under the Company’s profile.

21.	Management’s Responsibility for Financial Statements

The information provided in this MD&A, including the Company’s financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgements and have been properly reflected in the accompanying financial statements.

August 11, 2026

On behalf of the Company’s management and the Board of Directors,

“Lewis Black”
Chairman, President and Chief Executive Officer

Page | 32

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2026

Dated: August 11, 2026

(in 000’s of Canadian Dollars, unless otherwise noted)

Glossary of Terms

A$	Australian dollars

APT	ammonium para tungstate is an intermediate product which is one of the principal chemical forms in which tungsten is traded

ASX	Australian Securities Exchange

Board of Directors	the board of directors of the Company

CDI	CHESS Depositary Interests, the form under which the Company’s common shares trade on the ASX, with each CDI representing a single common share

concentrate	the valuable fraction of an ore that is left after waste material is removed in processing

€	Euros

Frankfurt	Frankfurt Stock Exchange

MTU	metric tonne unit, equal to 1 percent of a metric tonne or 10 kg (22.046 pounds) of contained WO3

Nasdaq	Nasdaq Capital Market

NI 43-101	National Instrument 43-101 – Standards of Disclosure for Mineral Projects

NI 52-109	National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings

scheelite	a brown tetragonal mineral, CaWO4. It is found in pneumatolytic veins associated with quartz and fluoresces to show a blue colour. Scheelite is a mineral of tungsten

tonne	a metric unit equal to 1,000 kg (2,204.6 pounds)

TSX	Toronto Stock Exchange

tungsten concentrates	concentrates generally containing between 40 and 75 percent WO3

U.S.	United States of America

US$	United States dollars

WO3	tungsten tri-oxide, a compound of tungsten and oxygen

Page | 33